UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

The Joint Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

47973J102

(CUSIP Number)

JEFFERSON GRAMM

BANDERA PARTNERS LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4583

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47973J102

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,466,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,466,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,466,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 47973J102

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,466,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,466,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,466,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 47973J102

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,466,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,466,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,466,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 47973J102

Explanatory Note: The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 11, 2022 and subsequently filed amendments thereto. As of August 11, 2023, the Reporting Persons may be deemed to beneficially own in the aggregate in excess of 20% of the outstanding Shares (as defined below) of the Issuer. Accordingly, the Reporting Persons are no longer eligible to report their beneficial ownership with respect to the securities of the Issuer on Schedule 13G and, in accordance with Rule 13d-1(f) of the Exchange Act, the Reporting Persons are transitioning to a Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of The Joint Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 16767 N. Perimeter Drive, Suite 110, Scottsdale, Arizona 85260.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);
(ii)	Gregory Bylinsky; and
(iii)	Jefferson Gramm.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bandera Partners serves as the investment manager of Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”), which directly holds the Shares. Bandera Master Fund has granted to Bandera Partners the sole and exclusive authority to vote and dispose of the Shares held directly by Bandera Master Fund. Messrs. Bylinsky and Gramm are Managing Members of Bandera Partners. By virtue of these relationships, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares held directly by Bandera Master Fund.

(b)       The address of the principal office of each of the Reporting Persons is 50 Broad Street, Suite 1820, New York, New York 10004.

(c)       The principal business of Bandera Partners is serving as the investment manager of Bandera Master Fund. Messrs. Bylinsky and Gramm are Managing Members of Bandera Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 47973J102

(f)       Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein beneficially owned by Bandera Partners were purchased with the working capital of Bandera Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,466,560 Shares beneficially owned by Bandera Partners is approximately $42,645,256, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons’ belief that such securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons remain passive investors in the Issuer and are filing the Schedule 13D solely as a result of beneficially owning in excess of 20% of the outstanding Shares of the Issuer (see Explanatory Note above). The Reporting Persons have not acquired the Shares with a purpose or effect of changing or influencing control of the Issuer and no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 14,678,848 Shares outstanding as of May 1, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023.

As of the date hereof, Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the 3,466,560 Shares, constituting approximately 23.6% of the Shares outstanding, held by Bandera Master Fund.

(b)       Each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to share the power to vote and dispose of the Shares directly held by Bandera Master Fund.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons and Bandera Master Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. Bandera Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)       Not applicable.

6

CUSIP No. 47973J102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 11, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 11, 2023.

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CUSIP No. 47973J102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 11, 2023
Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Member

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

8

CUSIP No. 47973J102

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

BANDERA PARTNERS LLC
(On Behalf of Bandera Master Fund L.P.)

Purchase of Common Stock	4,912	13.0562	06/12/2023
Purchase of Common Stock	16,487	13.0242	06/14/2023
Purchase of Common Stock	6,999	13.0619	06/21/2023
Purchase of Common Stock	437	13.0820	06/22/2023
Purchase of Common Stock	16,673	13.0676	06/23/2023
Purchase of Common Stock	1,640	13.0900	06/26/2023
Purchase of Common Stock	2,127	13.0753	06/27/2023
Purchase of Common Stock	769	13.0609	06/28/2023
Purchase of Common Stock	1,961	13.0741	07/06/2023
Purchase of Common Stock	4,413	13.0799	07/07/2023
Purchase of Common Stock	22,164	13.0325	07/14/2023
Purchase of Common Stock	299	13.1000	07/17/2023
Purchase of Common Stock	125,410	12.9305	08/09/2023
Purchase of Common Stock	3,902	12.9218	08/09/2023
Purchase of Common Stock	31,020	12.4115	08/10/2022
Purchase of Common Stock	43,700	12.4000	08/10/2022
Purchase of Common Stock	50,000	9.6992	08/11/2022
Purchase of Common Stock	534,496	9.5400	08/11/2022